# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZEEKR Intelligent Technology Holding Ltd, CIK 0001954042
CUSIP: 98923K103
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: RM2301 BLDG1, DADAO WANGCHAO SHANGWU CTR, YINGFENG ST, XIAOSHAN DISTRICT, HANGZHOU, ZHEJIANG PROVINCE, China (F4), 00000
Date of event which requires filing of this statement: 03/20/2025
Amends the filing with accession number 0001104659-24-121221
Filed by CIK 0002042890
Persons authorized to receive notices and communications: ZEEKR Intelligent Technology, RM2301 BLDG1, DADAO WANGCHAO SHANGWU CTR, YINGFENG ST, XIAOSHAN DISTRICT,, HANGZHOU, ZHEJIANG PROVINCE, China (F4), 00000, 86 400-003-6036

## Reporting persons
- GHGK Innovation Limited (CIK 0002042890): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 222,000,000; sole dispositive power 0; shared dispositive power 222,000,000; aggregate amount beneficially owned 222,000,000 (8.7% of the class)
  Comment: Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024.
- Shufu Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,950,996,860; sole dispositive power 0; shared dispositive power 1,950,996,860; aggregate amount beneficially owned 1,950,996,860 (76.8% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 1,668,996,860 Ordinary Shares of the Issuer directly held by Luckview Group Limited, a limited company incorporated in British Virgin Islands wholly owned by Geely Automobile Holdings Limited, a Cayman Islands incorporated company with limited liability and listed on the Stock Exchange of Hong Kong under stock code '0175,' over which Shufu Li exercises control power, (ii) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest, and (iii) 60,000,000 Ordinary Shares directly held by GAGK Innovation Limited, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd. Shufu Li disclaims beneficial ownership to the Ordinary Shares held by Luckview Group Limited, GHGK Innovation Limited and GAGK Innovation Limited except to the extent of his pecuniary interest in such Ordinary Shares. The beneficial ownership of Shufu Li in the Issuer with respect to Geely Automobile Holdings Limited and Luckview Group Limited is separately reported with a Schedule 13D (as amended) with the Securities and Exchange Commission.
  
  Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024.
- Ningbo Jikong Enterprise Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 282,000,000; sole dispositive power 0; shared dispositive power 282,000,000; aggregate amount beneficially owned 282,000,000 (11.1% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest, and (ii) 60,000,000 Ordinary Shares directly held by GAGK Innovation Limited, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd.
  
  Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024.
- Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 222,000,000; sole dispositive power 0; shared dispositive power 222,000,000; aggregate amount beneficially owned 222,000,000 (8.7% of the class)
  Comment: Each of row 8, 10 and 11 represents 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest.
  
  Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: ZEEKR Intelligent Technology Holding Ltd
Address of issuer's principal executive offices: RM2301 BLDG1, DADAO WANGCHAO SHANGWU CTR, YINGFENG ST, XIAOSHAN DISTRICT, HANGZHOU, ZHEJIANG PROVINCE, China (F4), 00000
Comment:
This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Amendment No. 1 filed with the U.S. Securities and Exchange Commission on January 3, 2025 (the "Amendment No. 1") to the original Statement on Schedule 13D dated November 21, 2024 and is being filed by (i) Shufu Li, (ii) Ningbo Jikong Enterprise Management Co., Ltd., (iii) Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), and (iv) GHGK Innovation Limited (collectively, the "Reporting Persons") in respect of the ordinary shares, par value $0.0002 per share (the "Ordinary Shares"), of the Issuer.

This Amendment No. 2 is being filed solely to reflect the updated number of issued and outstanding Ordinary Shares of the Issuer as disclosed in its latest annual report. It does not reflect any acquisition or disposition of the Issuer's shares.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. This Amendment No. 2 is being filed solely to reflect the updated number of issued and outstanding Ordinary Shares of the Issuer as disclosed in its latest annual report. It does not reflect any acquisition or disposition of the Issuer's shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable. This Amendment No. 2 is being filed solely to reflect the updated number of issued and outstanding Ordinary Shares of the Issuer as disclosed in its latest annual report. It does not reflect any acquisition or disposition of the Issuer's shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5.Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5.Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power todirect the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- GHGK Innovation Limited: /s/ Shufu Li, Shufu Li/Director (03/24/2025)
- Shufu Li: /s/ Shufu Li, Shufu Li (03/24/2025)
- Ningbo Jikong Enterprise Management Co., Ltd.: /s/ Donghui Li, Donghui Li/Legal Representative (03/24/2025)
- Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership): /s/ Donghui Li, Donghui Li/Legal Representative of General Partner (03/24/2025)